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                                                                    EXHIBIT 6(d)

                                    ARTHUR
                                   ANDERSEN

                           ARTHUR ANDERSEN & CO. SC

October 29, 1996

James A. White, III, MD                                ------------------------
President                                              Arthur Andersen LLP
MD HealthShares
201 St. Charles Avenue                                 ------------------------
Suite 4400                                             Suite 2200
New Orleans, LA 70170                                  225 Peachtree Street NE
                                                       Atlanta, GA 30303-1731
                                                       404 221 1511


Dear Dr. White:

We appreciate the opportunity to continue to serve MD HealthShares and Patient's Choice Inc. in the development and start-up operations of the HMO and PPO plans. Arthur Andersen is committed to the success of MD HealthShares and its subsidiary and looks forward to continued involvement as the organization evolves and expands.

Per our discussion, the following outlines our proposed arrangement for additional services necessary for MD HealthShares and Patient's Choice Inc., outside of the scope of the original arrangement. In addition, we have attached a matrix (Attachment I) outlining some of the mentioned delays and the impacts upon the target operational date of January 1, 1997.

Longer than estimated completion times have resulted in delays, i.e. the COA filing (original RFP initially estimated to be completed by April 1), capitalization, finalizing TPA contract, site selection, and ability to effectively conduct a search for key management positions without a defined compensation package and location selection. In Arthur Andersen's original plan, we had anticipated that all hiring would be completed by October 1st and at that point we would be able to assist the new management team on a limited basis. As a result of these delays, Arthur Andersen has taken a greater role in the ongoing implementation of the managed care organization. Arthur Andersen will continue to facilitate critical operational decisions until a permanent management team is hired to run the operations of the organization, estimated to be through the first part of 1997 or until the board deems appropriate. The board will ultimately make the decisions for the organization; however, Arthur Andersen will present choices and recommendations to the board or designee for approval.

Additional resources will be required to assist in these responsibilities. Budgeted salaries for the senior management team such as the Executive Director, Medical Director, Chief Financial Officer, Director of Medical Management, Director of Provider Relations, and Vice President of Sales and Marketing average $48,000 per month excluding benefits. In addition, all other support staff personnel are budgeted at $33,000 per month within the first year of operation excluding benefits. The total budget salaries excluding benefits is $81,000 per month or $98,250 per month including benefits.

                                    ARTHUR
                                   ANDERSEN

                           ARTHUR ANDERSEN & CO. SC

October 29, 1996

Due to the delays to date, we are proposing a roll out strategy for the 6 catchment areas based upon MDHS' physician participation rate and coverage, hospital coverage, and strategic significance of the catchment. The following indicates the projected target roll out of the HMO/PPO products in each catchment area:

        Catchment Area                                 Completion Date
--------------------------------------------------------------------------------
          Alexandria                                   January 1, 1997
     Lafayette/St. Charles                          Immediately Following
            Monroe                                  Immediately Following
          Baton Rouge                               Immediately Following
          New Orleans                               Immediately Following
          Shreveport                                Immediately Following
--------------------------------------------------------------------------------

We would like to bring to your attention work which was not in the scope of the original proposal but due to delays aforementioned in Attachment I, will impact Patient's Choice Inc.'s ability to achieve the January 1, 1997 HMO/PPO operational date. We believe Patient's Choice, Inc. needs additional assistance over the next 8 to 12 weeks beginning immediately in order to roll out the Alexandria catchment including the following:

 . Hospital, ancillary, and physician contract negotiations including such activities as:
   * Coordination of meetings with hospital and ancillary organizations
   * Conduct contract meetings with hospitals (11 targeted in Alexandria catchment area), ancillaries (5-7), and physicians (161 shareholders within the Alexandria catchment area)
   * Contact and coordinate negotiations with other targeted hospitals within the other 5 catchment areas
   * Develop provider collaterals on fee schedules, and plan processes
   * Negotiate and coordinate the signing of effective contracts in conjunction with Patient's Choice Inc. roll out strategy
 . Coordinate broker marketing and roll out of product offers to meet start date targets including:
   * Marketing materials - benefit summaries, proposal materials, rate summary
   * Enrollment materials - applications, ID cards, changes family status, evidence of insurability, claims forms
   * Quoting system - census request, mechanism for determining rates, new business vs. reoccurring business, tracking and payment
   * Broker education - commission rates and other incentives, plan design and points of differentiation, set up broker meetings and presentation
   * Marketing and distribution: target marketing, premium setting vs.
     commission payment, development and distribution of broker marketing materials.
   Scott Blackard will oversee the completion of the above work.

                                    ARTHUR
                                   ANDERSEN

                           ARTHUR ANDERSEN & CO. SC

October 29, 1996

 . Strategic partnering - Screen and recommend strategic partners to provide basic and supplement life insurance, dental, short and long term disability Scott Blackard will also coordinate the above work.
 .  Physician contract/credentialing:
   * Phone calls on physicians who have not submitted credentialing materials Send out physician credentialing information and conduct follow-up communications with shareholders.
 .  Coordinate and complete physician site visits for credentialing. The
   Credentialing Committee has made the decision to hold off on all site visit reviews until the Managed Care Coordinators can be hired. NCQA guidelines require the managed care organization to conduct a site visit at each physician site prior to credentialing.

Professional fees for the above activities are based upon the level of effort, hours necessary, and skills required. We estimated fees for operationalizing the Alexandria catchment area by January 1, 1997 assuming no further delays to be between $213,000 and $430,000. We will make every attempt to perform roll out tasks such as hospital and physician contract negotiations simultaneously with the roll out of the Alexandria area in order to jump start the roll out of Patient's Choice, Inc. HMO/PPO products.

In addition to the above work, Rene Abadie, Director of Provider Relations, will handle the development of the following:

 . Chiropractic network contracting and implementation includes such activities as:
   * Contact all viable chiropractic networks across 6 catchment areas
   * Establish communications to set up meetings
   * Develop case rates for chiropractic care
   * Develop chiropractic provider collaterals including case rates, referral process, and covered services
   * Negotiate contract arrangement.
 . Psychiatric network contracting and implementation would include activities such as:
   * Establish groups under IPA for case rate contracting
   * Establish communications to set up meetings with psychiatric groups
   * Develop case rates for psychiatric care
   * Develop psychiatric provider materials including case rates, referral process, and covered services
   * Contract with psychiatric hospitals
   * Negotiate contract with psychiatrists to insure geographic coverage.

                                    ARTHUR
                                   ANDERSEN

                           ARTHUR ANDERSEN & CO. SC

October 29, 1996

 . Selection of vendor and coordination of set up and printing of provider directories and Member ID cards.
   If Arthur Andersen needs to assume a greater role in completing these activities, additional fees would be incurred.

The difference between the low end estimate of all the above Arthur Andersen designated work is $213,000 vs MDHS' staff budgeted amount of $196,500 over an 8 week period of time. The higher end of the estimated fees represent potential increases in level of effort and resources required caused by delays in hiring full time management and personnel, higher levels of resistance, and unforeseen events outside of our control. We will notify you in advance of any delays which could impact the January 1, 1997 start up date for the first catchment area roll out. Expenses are not included in these estimates and typically run 20% of professional fees. As always we will take every measure to keep these expenses to a minimum.

We are committed to making Patient's Choice Inc. thrive and be a long-term dominant managed care health plan within Louisiana. In order to meet the aggressive objectives and targets, we must move forward rapidly with operationalizing the company. We will continue to complete all work within the scope of the original arrangement and will support any of the above defined roles you chose.

If the terms presented regarding Arthur Andersen's extended role in coordinating the operationalization of Patient's Choice Inc. and additional services outlined in this letter meet with your approval, please indicate so by signing one copy of this letter and returning it to me. Incorporated by reference in this arrangement letter is the consulting services agreement outlining terms and conditions in Adams and Reese's correspondence dated November 16, 1995. We look forward to our continued relationship with MD HealthShares and its subsidiary.

Very truly yours


Arthur Andersen LLP

By /s/ Mary L. Brandt
  -------------------------
       Mary L. Brandt

APPROVED:

/s/ James A. White, M.D.
---------------------------
    James A. White, M.D.
    MD HealthShares, Inc.
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